Mail Stop 3561

								July 25, 2005

Charles Camorata
Chief Executive Officer
Skreem Entertainment Corporation
1301 Travis, #1200
Houston, Texas  77002

      Re:	Skreem Entertainment Corporation
		Amendment no. 2 to Form SB-2
      Filed July 20, 2005
		File No. 333-124563

Dear Mr. Camorata:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please provide an analysis that explains how your proposed best efforts offering will comply with Rule 10b-9(a)(2). In this regard, describe the necessary steps you will take to ensure that your offering meet the requirements of Rule 10b-9(a)(2) throughout the entire period of the offering.
2. We note that you completed a "best efforts," minimum/maximum offering in 2004 according to your disclosure in note six to the Financial Statements on page F-15. Please explain why you amended the private placement memorandum to reduce the share minimum to 100,000 after you extended the offering for 120 days. For example, tell us whether you amended the private placement to reduce the share minimum because you were unable to meet the original 1 million shares minimum.
3. We were unable to locate disclosure on the minimum number of shares you plan to offer on a best efforts basis. Revise to disclose the minimum on the front cover. It is also unclear whether this is an all-or-none best efforts offering or a minimum-maximum best efforts offering. For example, on page eight, you disclose that if the company sells less than the entire amount offered, and particularly, if the Company sells only a small amount of shares, the shareholder will not be protected by a minimum amount. Please reconcile this statement with your statement on page 10 that the shares are offered on a best efforts minimum/maximum basis by the officers of Skreem.
4. Disclose whether you will return funds to investors if the minimum is not reached.

Risk Factors, page 5
5. Please include a risk factor subheading for your disclosure on the proceeds not being held in an escrow account.
6. Please explain your statement that the shareholder will not be protected by a minimum amount. Also, explain what you plan to do with the funds if the minimum is not reached. State whether you will return funds to the investor if the minimum is not reached.

Use of Proceeds, page 9
7. Revise this section to provide a table clearly showing what the minimum amount for the minimum-maximum best efforts offering will yield in proceeds.

Selling Security Holders, page 10
8. Please explain how Mr. Martin will continue to own 21,350,000 shares if he plans to sell these under the registration statement. Please revise the table to give amounts assuming all shares registered are sold.

Description of Business, page 12

Our business is to locate and promote recording talent, page 15
9. If possible, please provide an example of a typical timeframe during which you are able to determine whether or not your music act will be marketed in the U.S. For example, describe the usual amount of time and expense you will apply to promoting talent outside of the
U.S before you make the determination that the music act is successful or unsuccessful.
10. We note that one of the members of the group named "3rd Wish" is the son of the Company`s majority shareholder, Jeffrey Martin. Please file all agreements with Mr. Jeffrey Martin`s son as exhibits.
Refer to Item 601(b)(10)(i)(a) of Regulation S-B.

Music Publishing Agreements, page 17
11. You state that the Company will make payments such as royalties based on various terms and conditions set forth in the agreements such as, for example, the Music Publishing Agreements. However, we were unable to locate this agreement or any other agreement described in the business section in your exhibit index. Please tell us what consideration you gave to the exhibit requirements set forth in Item
601(b)(10)(i)(B) of Regulation S-B.

Management`s Discussion and Analysis or Plan of Operations, page
17
12. Please state where you are actively promoting your acts "3rd
Wish" and "Pat Moe." We note that you are uncertain as to when these acts may enter the U.S. market.

Plan of Operation, page 17
13. Please disclose your total number of employees. Currently, your only disclosure on this indicates that you do not anticipate any significant changes in the number of employees in the next twelve months. See Item 101(b)(12) of Regulation S-B.
14. Please expand disclosure to describe the material terms of the various license agreements you list on page 18. We note that on page
15 you state that the Company receives royalty payments pursuant to licensing agreements which are a percentage of revenues from distribution of the recordings.
15. In your expanded disclosure for the license agreements on page 18, also disclose the percentage of revenues or dollar amount you received from each license agreement you list.


Certain Relationships and Related Transactions, page 19
16. We were unable to locate any filed agreements in the exhibits section pertaining to the related party transactions you list throughout the prospectus. Please advise us or file these agreements with your next amended response. See Item 601(b)(10)(i)(A) of Regulation S-B.
17. We were unable to locate a response to our prior comment no.
28.
Please explain the services you provide to promote the son of the Company`s major shareholder. Please identify the son by name and describe the business purpose for the advances totaling approximately
$376,756 as of March 31, 2005.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Johanna Vega Losert at (202) 551-3325 or me at
(202) 551-3750 with any other questions.

      Sincerely,


Max A. Webb
Assistant Director



cc:  	Hank Vanderkam
	Corey Floyd
	via facsimile: 713-547-8910
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Charles Camorata
Skreem Entertainment Corporation
July 25, 2005
Page 5